Mail Stop 6010

January 18, 2007

Mr. Lawrence C. Best
Chief Financial Officer and Executive Vice-President –
Finance and Administration
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

      Re: Boston Scientific Corporation
              Form 10-K for the Year Ended December 31, 2005
              File No. 001-11083

Dear Mr. Best:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant